UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of: July 2020

Commission File Number: 001-37611

Pyxis Tankers Inc.

59 K. Karamanli Street

Maroussi 15125 Greece

+30 210 638 0200

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	[X]	Form 40-F	[ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

EXPLANATORY NOTE

Attached as Exhibit 99.1 to this Report on Form 6-K is the press release of the Company entitled “Pyxis Tankers Announces Receipt of NASDAQ Notice”.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the following Registration Statements of the Company:

● Registration Statement on Form F-3 (File No. 333-222160) filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 19, 2017; and

● Registration Statement on Form F-3 (File No. 333-222848) filed with the SEC on February 2, 2018.

Exhibit Number	Document

99.1	Press Release, dated July 2, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PYXIS TANKERS INC.

By:	/s/ Henry Williams
Name:	Henry Williams
Title:	Chief Financial Officer

Date: July 2, 2020